January 17, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Delta Apparel, Inc.
Registration Statement on Form S-3
Filed December 20, 2022
File No. 333-268911

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Delta Apparel, Inc., a Georgia corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of its Registration Statement on Form S-3 (File No. 333-268911) (the “Registration Statement”) and declare the Registration Statement effective as of January 19, 2023 at 5:00 P.M., or as soon thereafter as practicable.

Please call the undersigned at (864) 232-5200 or Sudhir N. Shenoy of Womble Bond Dickinson (US) LLP with any questions.

Very truly yours,

Delta Apparel, Inc.

By:	/s/ Justin M. Grow
Justin M. Grow
Executive Vice President & Chief Administrative Officer

cc:	Sudhir N. Shenoy
Womble Bond Dickinson (US) LLP